

January 21, 2015

<u>Via E-mail</u>
Mr. Scott J. Marquis
Chief Financial Officer
American Church Mortgage Company
10237 Yellow Circle Drive
Minnetonka, MN 55343

> **Re:** **American Church Mortgage Company**
> **Form 10-K for fiscal year ended December 31, 2013**
> **Filed on March 28, 2014**
> **File No. 000-25919**

Dear Mr. Marquis:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2013

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22

1. We note your disclosure on page 22 that Stockholders' equity decreased in 2013 primarily due to distributions in the form of dividends. In future Exchange Act periodic reports, please discuss the relationship between total distributions paid and cash flow from operations. Also include the source of any shortfall. In addition, if there is a shortfall, please include a risk factor related to dividend coverage that specifies the percentage coverage.

Liquidity and Capital Resources, page 23

2.   We note your disclosure on page 24 that funds from maturing loans will equal or exceed your obligations due on your certificates during 2014. In future Exchange Act periodic reports, please discuss in this section the contractual amounts of the maturing loans and certificates during the next fiscal year.

Financial Statements

1. Summary of Significant Accounting Policies

Allowance for Mortgage Loan Receivables, page F-9

3.   We have considered your response to our prior comment two. With respect to your loans that exceed 90 days past due and continue to accrue interest, please provide us with the following information on a loan by loan basis as of December 31, 2013 and September 30, 2014:

*   The unpaid principal balance of the loan
*   The amount of accrued but unpaid interest on the loan for the period
*   The total amount of accrued but unpaid interest on the loan
*   The number of payments the borrower has missed
*   The dates of the missed payments by the borrower
*   The date the last payment was received from the borrower

In addition, please expand your MD&A disclosure to include a discussion of the increasing trend in the amount of loans that exceed 90 days past due and continue to accrue interest.

You may contact Peter McPhun at 202-551-3581 or the undersigned at 202-551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman, Staff Attorney at 202-551-3585 or Thomas Kluck, Legal Branch Chief at 202-551-3233 with any other questions.

Sincerely,

/s/ Robert F. Telewicz Jr.

Robert F. Telewicz Jr.
Senior Staff Accountant